SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1. Interim Condensed Consolidated Financial Statements of MER Telemanagement Solutions Ltd. as of June 30, 2005 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              AND ITS SUBSIDIARIES


               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                          Page
                                                                          ----

Interim Condensed Consolidated Balance Sheets                             2 - 3

Interim Condensed Consolidated Statements of Operations                     4

Interim Condensed Statements of Changes in Shareholders' Equity             5

Interim Condensed Consolidated Statements of Cash Flows                   6 - 7

Notes to Interim Condensed Consolidated Financial Statements              8 - 13


                               - - - - - - - - - -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                        June 30,    December 31,
                                                          2005        2004
                                                        -------      -------
                                                       Unaudited
                                                        -------      -------
    ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                            $ 1,750      $ 3,814
   Marketable securities                                    126        1,057
   Trade receivables, net                                 1,853        1,348
   Other accounts receivable and prepaid expenses           408          391
   Inventories                                              180          178
                                                        -------      -------

Total current assets                                      4,317        6,788
-----                                                   -------      -------

LONG-TERM INVESTMENTS:
   Investment in an affiliate                             1,707        2,119
   Long-term loans, net of current maturities                26           45
   Severance pay fund                                       518          535
   Other investments                                        373          373
                                                        -------      -------

Total long-term investments                               2,624        3,072
-----                                                   -------      -------

PROPERTY AND EQUIPMENT, NET                                 583          581
                                                        -------      -------

OTHER ASSETS:
   Goodwill                                               3,511        3,415
   Other intangible assets, net                           1,169        1,394
   Deferred income taxes                                     73           73
                                                        -------      -------

Total other assets                                        4,753        4,882
-----                                                   -------      -------

Total assets                                            $12,277      $15,323
-----                                                   =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

                                                                         June 30,     December 31,
                                                                           2005           2004
                                                                         --------       --------
                                                                         Unaudited
                                                                         --------       --------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                                           $    727       $    719
Accrued expenses and other liabilities                                      2,197          2,042
Deferred revenues                                                           1,144          1,254
                                                                         --------       --------

Total current liabilities                                                   4,068          4,015
-----                                                                    --------       --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                         660            651
                                                                         --------       --------

Total long-term liabilities                                                   660            651
-----                                                                    --------       --------

SHAREHOLDERS' EQUITY:
Share capital -
   Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares; Issued: 4,796,304 shares at June 30, 2005 and 4,648,804 shares at December 31,2004; Outstanding: 4,785,504 shares at
    June 30, 2005 and 4,638,004 at December 31, 2004                           15             14
Additional paid-in capital                                                 13,267         12,879
Treasury shares                                                               (29)           (29)
Deferred stock compensation                                                  (176)          (208)
Accumulated other comprehensive income                                          2            348
Accumulated deficit                                                        (5,530)        (2,347)
                                                                         --------       --------

Total shareholders' equity                                                  7,549         10,657
-----                                                                    --------       --------

Total liabilities and shareholders' equity                               $ 12,277       $ 15,323
-----                                                                    ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

                                                           Six months ended                   Three months ended
                                                               June 30,                             June 30,
                                                     -----------------------------       -----------------------------
                                                        2005              2004               2005             2004
                                                     -----------       -----------       -----------       -----------
                                                                                 Unaudited
                                                     -----------------------------------------------------------------
 Revenues from products and services                 $     5,538       $     4,351       $     2,812       $     1,992
 Cost of revenues from products and services               1,707             1,047               869               506
                                                     -----------       -----------       -----------       -----------

Gross profit                                               3,831             3,304             1,943             1,486
                                                     -----------       -----------       -----------       -----------

Operating expenses:
   Research and development                                2,510             1,103             1,167               569
  Selling and marketing                                    2,897             2,522             1,370             1,397
  General and administrative                               1,722               887               677               490
                                                     -----------       -----------       -----------       -----------

Total operating expenses                                   7,129             4,512             3,214             2,456
                                                     -----------       -----------       -----------       -----------

Operating loss                                            (3,298)           (1,208)           (1,271)             (970)
Financial income, net                                         30                19                11                (8)
Other income (expenses), net                                  74               (30)               72                 2
                                                     -----------       -----------       -----------       -----------

Loss before taxes on income                               (3,194)           (1,219)           (1,188)             (976)
Taxes on income                                               --                 2                --                 2
                                                     -----------       -----------       -----------       -----------

                                                          (3,194)           (1,221)           (1,188)             (978)
Equity in earnings of affiliate                               11                95                39                49
                                                     -----------       -----------       -----------       -----------

Net loss                                             $    (3,183)      $    (1,126)      $    (1,149)      $      (929)
                                                     ===========       ===========       ===========       ===========

Net loss per share:
 Basic and diluted net loss per Ordinary share       $     (0.68)      $     (0.24)      $     (0.24)      $     (0.20)
                                                     ===========       ===========       ===========       ===========

Weighted average number of Ordinary shares used
   in computing basic and diluted net loss per
   share                                               4,675,283         4,629,082         4,712,561         4,633,471
                                                     ===========       ===========       ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                                    Accumulated   Retained    Total
                                   Number              Additional         Deferred    other       earnings  comprehensive  Total
                                  of shares    Share    paid-in  Treasury  stock   comprehensive (accumulated income   shareholders'
                                 outstanding  Capital   capital   shares compensation  Income      deficit)   (loss)      equity
                                 -----------  -------   --------  ------ ------------ ---------  ----------  ---------  ----------
Balance as of January 1, 2004      4,624,471  $    14   $ 12,613   $ (20)  $  (10)    $   87    $   1,780               $  14,464
  Exercise of options                 17,333   *)  --          2      --                  --           --                       2
  Employee stock based
    compensation                          --       --        264      --     (264)        --           --                      --
  Amortization of deferred stock
    based compensation                    --       --         --      --       66         --           --                      66
  Purchase of treasury shares         (3,800)      --         --      (9)      --         --           --                      (9)
  Other comprehensive income:
   Unrealized gains on
     available-for-sale
     marketable securities, net           --       --         --      --       --         83           --   $      83          83
   Foreign currency translation
     adjustments                          --       --         --      --       --        171           --         171         171
   Gain from cash flows hedging
     transaction                          --       --         --      --       --          7           --           7           7
                                                                                                            ----------
  Total other comprehensive income                                                                                261
  Net loss                                --       --         --      --       --         --       (4,127)     (4,127)     (4,127)
                                 -----------  -------   --------  ------ ----------  ---------  ----------  ---------  ----------
  Total comprehensive loss                                                                                  $  (3,866)
                                                                                                            ==========
Balance as of December 31, 2004    4,638,004       14     12,879     (29)    (208)       348       (2,347)                 10,657
  Exercise of options (Unaudited)    147,500        1        281      --       --         --           --                     282
  Amortization of deferred stock
    based compensation (Unaudited)        --       --         --      --       32         --           --                      32
  Stock based compensation
    related to warrants issued to
    non employees (Unaudited)             --       --        107      --       --         --           --                     107
  Other comprehensive loss:
   Unrealized gains on available
     for sale marketable
     securities, net (Unaudited)          --       --         --      --       --        (79)          --   $     (79)        (79)
   Foreign currency translation
     adjustments (Unaudited)              --       --         --      --       --       (267)          --        (267)       (267)
                                                                                                            ----------
  Total other comprehensive
    loss (Unaudited)                      --       --         --      --       --         --           --        (346)
  Net loss (Unaudited)                    --       --         --      --       --         --       (3,183)     (3,183)     (3,183)
                                 -----------  -------   --------  ------ ----------  ---------  ----------  ---------  ----------
  Total comprehensive loss
    (Unaudited)                                                                                             $  (3,529)
                                                                                                            ==========
Balance as of June 30, 2005
  (Unaudited)                      4,785,504  $    15   $ 13,267   $ (29)  $ (176)    $    2    $  (5,530)              $   7,549
                                 ===========  =======   ========  ======   =======    ========  ==========             ==========

Accumulated unrealized gains from
  available-for-sale marketable
  securities                                                                          $    7
Accumulated foreign currency
  translation adjustments                                                                 (5)
                                                                                      --------

                                                                                      $    2
                                                                                      ========

*)  Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                                Six months ended
                                                                                    June 30,
                                                                          -----------------------------
                                                                              2005            2004
                                                                          --------------  -------------
                                                                                   Unaudited
                                                                          -----------------------------
 Cash flows from operating activities:
 -------------------------------------
 Net loss                                                                 $   (3,183)     $    (1,126)
 Adjustments to reconcile net loss to net cash used in operating activities:
   Loss (gain) on sale of available-for-sale marketable securities, net          (74)              31
   Loss on sale of property and equipment                                          2                2
   Undistributed earnings of an affiliate                                        (11)             (95)
   Dividend from affiliate                                                       181      *)      122
   Depreciation and amortization                                                 366              173
   Amortization of stock based compensation                                       33               33
   Stock based compensation related to warrants issued to non employees          107               --
   Accrued severance pay, net                                                     26              (31)
   Decrease (increase) in trade receivables                                     (505)             324
   Increase in other accounts receivable and prepaid expenses                    (18)             (11)
   Increase in inventories                                                        (2)              --
   Increase (decrease) in trade payables                                           8              (82)
   Increase in accrued expenses and other liabilities                             81              318
   Decrease in deferred revenues                                                (110)              (1)
                                                                          --------------  -------------

 Net cash used in operating activities                                        (3,099)           (343)
                                                                          --------------  -------------

 Cash flows from investing activities:
 -------------------------------------
   Changes in related parties account, net                                       (40)              (7)
   Proceeds from sale of property and equipment                                    6               19
   Purchase of property and equipment                                           (151)             (94)
   Additional investment in goodwill in consideration of TeleKnowledge
    acquisition                                                                   (7)              --
   Capitalization of research and development costs                               --               --
   Investment in available-for-sale marketable securities                        (55)            (153)
   Proceeds from sale of available-for-sale marketable securities                981              340
   Other                                                                          19               16
                                                                          --------------  -------------
 Net cash provided by investing activities                                       753      *)      121
                                                                          --------------  -------------

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                   Six months ended
                                                                       June 30,
                                                                 --------------------
                                                                  2005         2004
                                                                 -------      -------
                                                                       Unaudited
                                                                 --------------------
Cash flows from financing activities:
-------------------------------------
Repayment of long-term loans                                          --           (4)
Proceeds from exercise of options                                    282            2
                                                                 -------      -------

Net cash provided by (used in) financing activities                  282           (2)
                                                                 -------      -------

Effect of exchange rate changes on cash and cash equivalents          --            1
                                                                 -------      -------

Decrease in cash and cash equivalents                             (2,064)        (223)
Cash and cash equivalents at the beginning of the period           3,814        8,684
                                                                 -------      -------

Cash and cash equivalents at the end of the period               $ 1,750      $ 8,461
                                                                 =======      =======

(a)    Supplemental disclosure of non-cash activities:
       Additional investment in goodwill in consideration of
          TeleKnowledge acquisition                              $    89      $    --

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-    GENERAL

            a. Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") designs, develops, markets and supports a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

            b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

                  The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position.

                  Certain components and subassemblies included in the Group's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

                  MTS's shares are listed for trade on the Nasdaq SmallCap
                  Market.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2004, are applied consistently in these financial statements.

NOTE 3:-    UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

            The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4:-    INVENTORIES

                                                       June 30,    December 31,
                                                         2005         2004
                                                      ---------     --------
                                                      Unaudited
                                                      ---------

             Raw materials                            $     78      $     76
             Finished products                             102           102
                                                      --------      --------

                                                      $    180      $    178
                                                      ========      ========

            The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

NOTE 5:-    GOODWILL

            Goodwill represents excess of the costs over the net assets of businesses acquired. Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires goodwill to be tested for impairment annually or between annual tests in certain circumstances, and written down when impaired. No indications of impairment were identified during the six months ended June 30, 2005.

            The changes in the carrying amount of goodwill for the year ended December 31, 2004 and for the period ended June 30, 2005 are as follows:

            Balance as of December 31, 2004                              $ 3,415
            Additional amount ascribed to goodwill resulting from
            realization of contingent consideration (see also note 7c(3))     96
                                                                         -------

            Balance as of June 30, 2005                                  $ 3,511
                                                                         =======

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:-    GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER

            The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

            The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

                                                       Six months ended          Three months ended
                                                           June 30,                    June 30,
                                                    ------------------------   ------------------------
                                                       2005         2004          2005          2004
                                                    ----------   -----------   ----------    ----------
                                                                         Unaudited
                                                    ---------------------------------------------------
            Customer location:
            ------------------
              Israel                                $      107   $       98    $       62    $       46
              United States                              3,029        2,422         1,376         1,097
              Germany                                      903          775           490           387
              Holland                                      430          387           218           179
              Europe (excluding Germany and
                Holland)                                   508          209           318            60
              Asia                                         136          195            59            79
              South America                                232          221           124           118
              Others                                       193           44           165            26
                                                    ----------   -----------   ----------    ----------
                                                    $    5,538   $     4,351   $    2,812    $    1,992
                                                    ==========   ===========   ==========    ==========

                                                                             June 30,      December 31,
                                                                             ----------    ------------
                                                                                2005           2004
                                                                             ----------    ------------
                                                                             Unaudited
                                                                             ----------    ------------
            Long-lived assets:
            ------------------
              Israel                                                         $    3,000    $      3,103
              United States                                                       2,211           2,244
              Holland                                                                 7               7
              Asia                                                                    7               9
              South America                                                          38              27
                                                                             ----------    ------------
                                                                             $    5,263    $      5,390
                                                                             ==========    ============

            Major customer data as percentage of total revenues:

                                                       Six months ended          Three months ended
                                                           June 30,                    June 30,
                                                    ------------------------   ------------------------
                                                       2005         2004          2005          2004
                                                    ----------   -----------   ----------    ----------
                                                                         Unaudited
                                                    ---------------------------------------------------
            Customer A:                                 33%          43%           33%           44%

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:-    COMMITMENTS AND CONTINGENCIES

            a. In April 2000, the tax authorities in Israel issued a demand for a tax payment for the period of 1997-1999, in the amount of approximately NIS 6.0 million ($ 1,350). The Company has appealed to the Israeli District Court in respect of such tax demand. Based on the opinion of the Company's legal counsel, it believes that certain defenses can be raised against the demand of the tax authorities. The Company made a provision based on its current estimate of the potential liability. An evidentiary hearing has been scheduled for January 2, 2006.

            b. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. (the "Plaintiffs") filed a complaint with the Tel Aviv District Court against the Company, its Chief Executive Officer and others (the "Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The Plaintiffs are seeking an injunction prohibiting the Defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 (approximately $ 3,280), as of June 30, 2005.

                  On June 27, 2005, the defendants filed a statement of defense, in which the defendants claim that the factual and legal allegations by the plaintiffs are baseless, and the causes of action and relief requested are without merit.

                  Due to the preliminary stage of the litigation, the Company and its legal advisors cannot currently assess its outcome or its possible adverse effect on the Company's financial position or results of operations, and therefore no accrual has been recorded at this time.

            c.    Royalty commitments:

                  1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of June 30, 2005, the Company has a contingent obligation to pay royalties in the amount of $ 9,229. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

                  2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of June 30, 2005, the Company has a contingent obligation to pay royalties in the amount of $ 259.

                  3. As part of the Teleknowledge acquisition of December 30, 2004 the Company commited to pay contingent consideration of up to an amount of $3,650 based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments are recorded as additional goodwill, during the contingency period. As of June 30, 2005 the Company has a contingent obligation to pay and additional consideration in the amount of $ 3,554.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 8: ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). Under APB No. 25, when the exercise price of an employee's options equals or is higher than the market price of the underlying Common Stock on the date of grant, no compensation expense is recognized. Under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro-forma information regarding net income and income per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.

        The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions for the three and the six months periods ended June 30, 2005 and 2004:

                                                     Six months ended           Three months ended
                                                         June 30,                    June 30,
                                                  ------------------------   ------------------------
                                                    2005          2004          2005         2004
                                                  ----------    ----------   -----------   ----------
                                                                      Unaudited
                                                  ---------------------------------------------------
            Risk free interest                       3.53%          2.79%        3.52%          2.79%
            Dividend yields                             0%             0%           0%             0%
            Volatility                               61.3%         53.37%        61.4%         53.37%
            Expected life                             3.7           4.71          3.7           4.71

        The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation (in thousands, except per share amounts):

                                                        Six months ended         Three months ended
                                                            June 30,                  June 30,
                                                     ------------------------   ----------------------
                                                         2005          2004         2005        2004
                                                     ----------   -----------   ----------   ---------
                                                                        Unaudited
                                                     -------------------------------------------------
            Net income (loss) as reported            $  (3,183)   $  (1,126)    $  (1,149)   $   (929)
                                                     ==========   ===========   ==========   =========
            Add: Stock-based employee
               compensation - intrinsic value               32           33            17          17
            Less - stock-based compensation
               expense determined under fair
               value method for all awards:               (151)        (148)          (72)        (84)
                                                     ==========   ===========   ==========   =========

            Pro forma net loss                       $  (3,302)   $  (1,241)    $  (1,204)   $   (996)
                                                     ==========   ===========   ==========   =========
            Basic and diluted net earnings
               (loss) per share, as reported         $   (0.68)   $   (0.24)
                                                     ==========   ===========   ==========   =========
            Basic and diluted net loss per
               share, pro forma                      $   (0.71)   $   (0.27)    $   (0.26)   $  (0.22)
                                                     ==========   ===========   ==========   =========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

            On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123R (revised 2004 Share Based Payment ("Statement 123R")), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Generally, the approach in Statement 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized in income based on their fair values while Statement 123R requires all share-based payments to employees to be recognized in income based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

            The Company will adopt the accounting provisions of Statement 123R Effective January 1, 2006. As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)'s fair value method may have a significant impact on the Company's result of operations in the future, however, the impact of its adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 8 to the consolidated financial statements.


            In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 ("APB 20") and FASB Statement No. 3" ("SFAS No. 154") which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

NOTE 10:    SUBSEQUENT EVENTS

            On August 10, 2005, the Company entered into definitive agreements and consummated a transaction with institutional and private investors for a private placement of ordinary shares and warrants to purchase ordinary shares for a total consideration of $2.8 million.

            Pursuant to the agreements, MTS issued an aggregate 937,500 ordinary shares at $3.00 per share. In addition, the Company provided the investors with warrants to purchase an aggregate 375,000 additional ordinary shares of MTS at an exercise price of $4.00 per share. Each investor received warrants to purchase two ordinary shares for each five ordinary shares purchased. The warrants will become exercisable six months after their issuance and may be exercised within three and a half years after they become exercisable.


                   - - - - - - - - - - - - - - - - - - - - - -

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion of our results of operations should be read together with our interim consolidated financial statements and the related notes, which appear elsewhere in this report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report.

Overview

      We are a total solutions provider in the telecom expense and billing arenas. We design, develop, market and support a comprehensive line of telecommunication management and customer care and billing, or CC&B, solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

General

      Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured using the foreign exchange rate at the balance sheet date. The resulting translation adjustments are reported as a financial income (loss) in the statement of operations. Operational accounts and non-monetary balance sheet accounts maintained in currencies other than the U.S. dollar are remeasured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain foreign subsidiaries and an affiliate whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the weighted average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimations

      There has been no change to our critical accounting policies and estimates, contained in Item 5. "Operating and Financial Review and Prospects" of our Annual Report on Form 20-F filed for the year ended December 31, 2004.

Recently Issued Accounting Standards

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing January 1, 2006.

      As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognize no compensation cost for employee stock options. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

      In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 ("APB 20") and FASB Statement No. 3" ("SFAS No. 154") which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

Operating Results

      The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

                                                          Six months ended June 30,        Three months ended June 30,
                                                         ---------------------------       ---------------------------
                                                            2004             2005             2004             2005
                                                         ----------       ----------       ----------       ----------
Revenues from products and services ...........               100.0%           100.0%           100.0%           100.0%
Cost of revenues from products and services ...               (24.1)           (30.8)           (25.4)           (30.9)
                                                         ----------       ----------       ----------       ----------
Gross profit ..................................                75.9             69.2             74.6             69.1

Operating expenses:
Selling and marketing .........................               (58.0)           (52.3)           (70.1)           (48.7)
Research and development ......................               (25.4)           (45.3)           (28.6)           (41.5)
General and administrative ....................               (20.4)           (31.1)           (24.5)           (24.1)
                                                         ----------       ----------       ----------       ----------

Operating loss ................................               (27.9)           (59.5)           (48.6)           (45.2)
Financial income, net .........................                 0.4              0.5             (0.5)             0.4
Other income (expenses), net ..................                (0.7)             1.3              0.1              2.6
                                                         ----------       ----------       ----------       ----------

Loss before taxes .............................               (28.2)           (57.7)           (49.0)           (42.2)
                                                         ----------       ----------       ----------       ----------
Taxes on income ...............................                   0                0             (0.1)               0
                                                         ----------       ----------       ----------       ----------
Net loss before equity in earnings of affiliate               (28.2)           (57.7)           (49.1)           (42.2)
Equity in earnings of affiliate ...............                 2.2              0.2              2.5              1.4
                                                         ----------       ----------       ----------       ----------
Net loss ......................................               (26.0)%          (57.5)%          (46.6)%          (40.8)%
                                                         ==========       ==========       ==========       ==========

Six Months Ended June 30, 2004 and 2005

      Revenues from products and services. Revenues consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues increased 27.3% to $5.54 million in the six months ended June 30, 2005, compared to $4.35 million reported in the first six months of 2004. Revenues in the second quarter of 2005 increased 41% to $2.81 million, compared to $2.0 million in the second quarter of 2004. Revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased 25.7 % from the six months ended June 30, 2004 and accounted for 54.7% of our total revenues in the six months ended June 30, 2005. The increase in revenues was primarily attributable to revenues from billing solutions that we started to recognize in January 2005 as a result of the inclusion of the technology acquired from Teleknowledge and revenues from sales of our new telemanagement solutions.

      Cost of Revenues from products and services. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel), (iii) professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our "OEM" distributors. Cost of revenues increased by 63.0% to $1.70 million in the six months ended June 30, 2005 from $1.05 million in the six months ended June 30, 2004. Cost of revenues increased by 71.7% to $869,000 thousand in the second quarter of 2005 from $506,000 in the second quarter of 2004. This increase is in accordance with the increase in revenues and principally a result of the significant number of new employees recruitments in professional services and tech support departments and their travel expenditures.

      Research and Development. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs. Research and development costs increased by 128.2% to $2.51 million in the six months ended June 30, 2005 from $1.10 million in the six months ended June 30, 2004. Research and development costs increased by 206% to $1.17 million in the second quarter of 2005 from $569,000 in the second quarter of 2004. Total research and development expenses increased in the 2005 period primarily due to the continued integration of TeleKnowledge's research and development group, as well as to our continuing investment in products development.

      Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses were $2.90 million in the six months ended June 30, 2005, an increase of approximately 14.9% from $2.52 million in the six months ended June 30, 2004. This increase in selling and marketing expenses is primarily attributable to the increase in our personnel globally across our sales division. We reduced our selling and marketing expenditures in the second quarter of 2005 compared to the first quarter of 2005 as part of our commitment to focus on the growing areas of our business. Selling and marketing expenses were $1.37 million in the second quarter of 2005, reflecting a modest decline from $1.40 million reported in the second quarter of 2004.

      General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 95.5% to $1.72 million in the six months ended June 30, 2005 from $887,000 in the six months ended June 30, 2004. General and administrative expenses increased by 38.45% to $677,000 in the second quarter of 2005 compared to $489,000 in the second quarter of 2004. This increase is attributable to the increase in our overall activity. .

      Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. Financial income increased by 57.9% to $30,000 in the six months ended June 30, 2005 from $19,000 in the six months ended June 30, 2004. Financial income in the second quarter of 2005 was $11,000 compared to financial expenses of $9,000 in the second quarter of 2004.

      Net Loss. Net loss for the six months ended June 30, 2005 was $3.18 million, or $0.68 per ordinary share on a basic and diluted basis, compared to a net loss $1.13 million, or $0.24 per ordinary share on a basic and diluted basis, reported for the six months ended June 30, 2004. Net loss for the second quarter of 2005 was $1.15 million, or $0.24 per ordinary share on a basic and diluted basis, compared to $929,000, or $0.20 per ordinary share on a basic and diluted basis in the second quarter of 2004. The increased loss is primarily attributable to increased expenses associated with our growth strategy and the further integration of the TeleKnowledge acquisition.

Seasonality

      Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe are generally lower in the summer months.

Liquidity and Capital Resources

      On June 30, 2005, we had $1.75 million in cash and cash equivalents, $ 126,000 in marketable securities and working capital of $249,000 as compared to $3.8 million in cash and cash equivalents, $1.1 million in marketable securities and working capital of $2.8 million on December 31, 2004. The decrease in working capital was mainly due to our losses in the period, research and development expenses associated with the integration of the Teleknowledge activity, as well as for the increase in our business activity that resulted in increased trade payables and accrued expenses and other liabilities. We improved our cash position on August 10, 2005 when we entered into definitive agreements and consummated a transaction with institutional and private investors for a private placement of our ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. If the warrants are exercised in full we will raise an additional $1.5 million.

      One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 60 to 70 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

      Our operations used $ 3.3 million during the six months ended June 30, 2005, compared to $ 465,000 that was used in the six months ended June 30 , 2004, due to our research and development expenses associated with the integration of the TeleKnowledge activity, as well as to our continuing investment in products development. The increase also relates to increased selling and marketing expenses that are primarily attribute to the increase in our personnel globally across our sales division.

      We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                             (Registrant)


                                        By: /s/ Eytan Bar
                                            -------------
                                            Eytan Bar
                                            President and
                                            Chief Executive Officer

Date: September 9, 2005